UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date November 23, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 1:30 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Friday, 23 November 2007 (the “Circular”) relating to, among other things, subscription of new H Shares by SIA and Temasek and subscription of new H Shares by CEA Holding):

AS SPECIAL RESOLUTIONS

1.
“THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.”

2.
“THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.
“THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, the proposed amendments to the Articles of Association as set out in the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

AS ORDINARY RESOLUTIONS

4.
“THAT, for the purposes of Chapter 14A of the Listing Rules (which governs connected transactions of the Company) and conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting, the terms and conditions of the CEA Holding Subscription Agreement and the transaction contemplated thereunder (which transaction is the same as that referred to in Resolution No. 2 above) be approved, ratified and confirmed.”

5.	“THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, the following persons be appointed as non-executive Directors:

(i)	Mr. Stephen Lee Ching Yen; and

(ii)	Mr. Chew Choon Seng”

Please refer to note 8 of this notice for biographical details of Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng.

6.	“THAT, the proposal for purchasing liability insurance for Directors and senior officers of the Company, details of which are set out in the Circular, be approved.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping

Director and Company Secretary

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Company’s directors, as at the date hereof, are:
Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
23 November 2007

Notes:

1.	Persons entitled to attend the EGM

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on Friday, 7 December 2007 will be entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of A Shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(ii)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated in paragraph (i) above by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(iii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Procedure to otherwise demand a poll

Pursuant to Articles 73 to 75 of the Articles of Association, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of such meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy; or

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to Rule 14A.52 of the Listing Rules, the vote taken in respect of Resolution No. 4 shall be taken by poll.

6.	Closure of books

The H Share register of members of the Company will be closed from Saturday, 8 December 2007 to Tuesday, 8 January 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 December 2007.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting

CEA Holding and its associates will abstain from voting in respect of Resolutions No. 1, 2 and 4.

8.	Biographical details of proposed non-executive directors

Mr. Stephen Lee Ching Yen

Mr. Stephen Lee, aged 60, graduated with a Master of Business Administration degree from Northwestern University, Illinois, the United States of America in 1973. Mr. Lee has been a director of Singapore Airlines Limited (a company listed on the Singapore Stock Exchange) since 26 April 2004 and became its Chairman on 1 January 2006. He is also Managing Director of both Shanghai Commercial and Savings Bank Ltd. (Taiwan) and Great Malaysia Textile Investments Private Limited, and a director of Baosteel Group Corporation (Shanghai). Mr. Lee serves as President of Singapore National Employers Federation and Chairman of Singapore Business Federation.

Mr. Lee’s other current key directorships include: Chairman of SIA Engineering Limited since 2006, advisor of Temasek Holdings (Private) Limited and director of Baosteel Group Corporation, Shanghai since 2005, director of Shanghai Commercial & Savings Bank Ltd, Hong Kong since 2004, director of Fraser & Neave Limited since 1997, Managing Director of Great Malaysia Textile Investments Private Limited since 1994, director of G2000 (Apparel) Limited since 1991, and Managing Director of Shanghai Commercial & Savings Bank Ltd, Taiwan since 1979.

Mr. Lee’s current public service include: Chairman of Singapore Business Federation since 2002, director of Kidney Dialysis Foundation, Singapore since 1996, President of Singapore National Employers Federation and member of National Wages Council, Singapore since 1988, and director of Singapore Labour Foundation since 1978.

Mr. Lee’s previous directorships includes: Chairman of PSA International Pte Ltd from 2002 to November 2005, Chairman of Vertex Venture Holdings Ltd from 2001 to 2003, Chairman of Vickers Ballas Holdings Ltd from 2001 to 2002, director of Neptune Orient Lines Ltd from 2000 to 2002, Chairman of International Enterprise Singapore from 1995 to 2002, and Nominated Member of Parliament from 1994 to 1997.

Mr. Lee was awarded People’s Republic of China “Friendship Award” in 2007, Singapore National Day - The Distinguished Service Order Award in 2006, and Singapore National Day - The Public Service Star Award in 1998.

Save as disclosed in the above, Mr. Lee has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Lee in respect of the aforesaid appointment and Mr. Lee is not entitled to any remuneration of the Company, which is equal treatment as compared with other non-executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Lee will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Lee which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Mr. Chew Choon Seng

Mr. Chew Choon Seng, aged 61, graduated with a Master of Science degree in Operations Research and Management Studies from Imperial College of Science and Technology, University of London, United Kingdom and a Bachelor of Engineering degree (1st Class Honours) from the University of Singapore, Singapore. Mr. Chew was appointed director of Singapore Airlines Limited (a company listed on the Singapore Stock Exchange) on 5 March 2003 and became its Chief Executive Officer on 9 June 2003. He joined Singapore Airlines Limited in 1972 and has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London, and has headed the planning, marketing, and finance divisions at corporate headquarters. Before becoming Chief Executive Officer, he was Senior Executive Vice-President for administration, covering finance, treasury, corporate planning, human resources and legal and corporate affairs.

Mr. Chew is also currently the Deputy Chairman of SIA Engineering Limited, Deputy Chairman of Singapore Airport Terminal Services Limited, director of Government of Singapore Investment Corporation Pte Ltd, and director of Singapore Exchange Ltd.

Mr. Chew was also Chairman of the Board of Governors of the International Air Transport Association and was also Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, member, Board of Governors of Singapore International Foundation, director of Virgin Atlantic Limited, director of Virgin Atlantic Airways Limited, and director of Virgin Travel Group Limited.

Save as disclosed in the above, Mr. Chew has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chew does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Chew in respect of the aforesaid appointment and Mr. Chew is not entitled to any remuneration of the Company, which is equal treatment as compared with other non-executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Chew will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Chew which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.